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EXHIBIT A


                            MEMORANDUM OF AGREEMENT



This is a Memorandum of Agreement (this "Agreement") dated February 19, 1997 among Publicis S.A., Publicis Communication, and Publicis-FCB Europe (collectively, "Publicis"), on the one hand and True North Communications Inc., Foote, Cone & Belding Communications Inc. and FCB International, Inc. (collectively, "True North"), on the other hand, with respect to the following matters:

     1. Publicis and True North agree to resolve all of the outstanding disputes between them upon the terms set forth in this Agreement.

     2.     (a) Publicis and True North agree to create two separate agency networks, one owned and controlled by Publicis and the other owned and controlled by True North. The two networks would each have the capacity to offer to their respective clients top quality service and would each have the ability to function globally and independently of one another.

            (b) As between Publicis and True North, True North will be the sole owner of and have the sole right to use the names "Foote, Cone and Belding" and "FCB" throughout the world, and Publicis will be the sole owner of and have the sole right to use the name "Publicis" throughout the world.

     3.     (a) Within sixty days following the execution of this Agreement,
                Publicis agrees to sell, transfer and assign to True North all of the interests held by Publicis in the following four agencies: FCB London, FCB Paris, FCB Lisbon and Gnomi FCB Athens. In 1996, these four agencies represented approximately US$42 million in revenue and US$4.8 million in net profit (after tax and management fees).
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            (b) Simultaneously with the transactions described in the
                immediately preceding paragraph 3(a) Publicis agrees to merge or otherwise combine the operations of Publicis-FCB Europe and Publicis Communication.

            (c) Following that merger and the transfer of the FCB agencies, True
                North will no longer have a direct interest in Publicis-FCB Europe and will own 26.5 per cent of the combined entity.

     4.     (a) True North authorizes and consents to any and all transactions designed to combine or merge Publicis Communication with Publicis-FCB Europe under the terms of this Agreement, and to any and all transactions designed to transfer the Publicis global agency network owned by Publicis S.A. so that such global network is owned by Publicis Communication. In connection with the current restructuring, it is agreed that all of the material transactions between Publicis Communication and Publicis S.A. will be done on an arm's length basis.

            (b) After this restructuring, Publicis Communication will be the holding company of the worldwide network for Publicis, and all other agencies already owned by Publicis S.A. will be merged with Publicis Communication. True North authorizes and consents to any and all transactions intended to achieve that objective.

            (c) If, at any time, Publicis Communication issues equity in a transaction that results in True North's owning less than 20 per cent of Publicis Communication, and the shares of Publicis Communication are not then listed on a major European stock exchange, Publicis agrees that it shall use its best efforts to cause to be listed (within 120 days following the date on which True North owns less than 20 per cent of Publicis Communication) on a major European stock exchange the equity of Publicis Communication.


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                The offering and listing, if any, of Publicis Communication shares shall be carried out such that True North shall be permitted to sell at least 50 per cent of the shares of Publicis Communication held by it immediately prior to the consummation of the offering.

                If the listing of Publicis Communication has not occurred on or prior to the 120th day following the date on which True North owned less than 20 per cent of Publicis Communication, True North will have the right, at its sole discretion, to sell 100 per cent of the shares of Publicis Communication then owned by it to Publicis S.A. Of those shares, 75 per cent shall be purchased at the fair market value of the block of shares sought to be sold by True North, as established pursuant to the procedures set forth in the last two sentences of the first paragraph of Section 12 of this Agreement, and 25 per cent shall be purchased at the price that would result from the application of the formula set forth in the second paragraph of Section 12 of this Agreement.

            (d) If the listing of Publicis Communication has not yet occurred as of the date that True North's ownership of Publicis Communication is diluted below 20 per cent, True North may, in its sole discretion, notify Publicis that it elects to maintain its 20 percent ownership of Publicis Communication rather than sell in a public offering (or to Publicis) as contemplated by paragraph 4(c) of this Agreement. If True North so notifies Publicis, the provisions of paragraph 4(c) of this Agreement shall not apply as to the particular event that would have diluted True North's ownership of Publicis Communication below 20 percent, and True North shall have the right to purchase sufficient additional shares of Publicis Communication so that it maintains its 20 per cent ownership thereof. If the listing of Publicis Communication has not yet occurred as of the date that True North's ownership of Publicis Communication is diluted below 20 per cent, True North's discretion to elect either paragraph 4(c) or 4(d)

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                under this Agreement shall apply to successive subsequent events that would dilute True North's interest in Publicis
                Communication below 20 per cent.

                The per share price to be paid by True North for such additional shares shall be the fair value of the per share consideration received by Publicis in connection with the event that caused True North's ownership to be diluted below 20 per cent.

            (e) As long as True North owns 10 percent or more of Publicis
                Communication, Publicis Communication will provide all financial and other information reasonably requested by True North for purposes of True North's compliance with U.S. income tax laws and other U.S. regulatory requirements, will cause its independent auditors to complete their annual audit and provide the results to True North before February 15 each year, and will provide True North with unaudited quarterly consolidated financial results before April 30, July 30, and October 30 each year.

            (f) As long as Publicis owns 10 percent or more of True North, True
                North will provide all financial and other information reasonably requested by Publicis for purposes of Publicis' compliance with French and European income tax laws and other French and European regulatory requirements, will cause its independent auditors to complete their annual audit and provide the results to Publicis before February 15 each year, and will provide Publicis with unaudited quarterly consolidated financial results before April 30, July 30, and October 30 each year.

     5. Publicis authorizes and consents to any and all transactions by True North in Europe designed to establish an independent True North network in Europe.


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     6.     Subject to controlling local law and existing contractual
            obligations, True North agrees to sell, transfer and assign to Publicis its entire 6 per cent equity stake in "Park Advertising Pty" which owns 100 per cent of the "Partnership" agency in South Africa, and True North will use its best efforts to assist in the transfer of Park Advertising Pty shares to Publicis by third parties.

     7. Subject to controlling local law and existing contractual obligations and within sixty days following the execution of this Agreement, True North agrees to use its best efforts to create, or to enter into agreements to create, separate agencies (which shall be spun-off from existing True North agencies) which will handle the Nestle and L'Oreal accounts in Thailand, India and Argentina. These new agencies shall be spun-off from the Prakit agency in Thailand, the Ulka agency in India and the Pragma agency in Argentina. Immediately following the spin-off of these newly-created agencies, True North will exercise its best efforts to have the other shareholders in these agencies sell, transfer and assign to Publicis not less than a controlling stake in each spun-off agency.

     8. Within sixty days following the execution of this Agreement, True North agrees to sell, transfer and assign to Publicis not less than a majority stake in the Mojo agency in each of Australia and New Zealand. True North also agrees to sell, transfer and assign to Publicis all the shares that True North owns in BMZ Germany.

     9. The sale of stakes agreed in paragraphs 6, 7 and 8 of this Agreement will be made by True North (or other shareholders) in exchange for payments by Publicis. For each stake so purchased, Publicis agrees to pay True North the appropriate pro rata share of
            (i) the net equity of the entity being purchased as at December 31, 1996 and (ii) a negotiated amount not exceeding 75 per cent of the revenue of each such entity in fiscal year


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            1996. The sale price for the spun-off agencies contemplated by
            Section 7 of this Agreement shall be based on pro forma net equity and revenue amounts for fiscal year 1996.

     10.    (a) Although the amount of any fees due and owing is in dispute, as a demonstration of goodwill, as a condition to closing the transaction contemplated in paragraph 3 herein, True North agrees to pay to Publicis all amounts due to Publicis with respect to "coordination and development fees". Such amounts accrued to date for the years 1992, 1993, 1994 and 1995 total US$2.3 million.

            (b) True North and Publicis further agree to pay regularly when due all future coordination fees of one per cent of billings for qualified international accounts.

     11. Publicis agrees to use its best efforts to cause to be listed on a major European stock exchange the equity of Publicis Communication prior to December 31, 1998. Publicis agrees to seek to cause such listing to occur in 1997. The offering and listing of Publicis Communication shares shall be carried out such that True North shall be permitted to sell in any such offering at least 50 per cent of the shares of Publicis Communication held by it immediately prior to the consummation of the offering. The intention of the parties is to provide True North with a means of selling its stake in Publicis Communication in a public market.

     12. If the listing of Publicis Communication has not occurred on or prior to December 31, 1998, True North will have the right, at its sole discretion, to sell up to 20 per cent of the shares of Publicis Communication to Publicis S.A. at the fair market value of the block of shares sought to be sold by True North. The fair market value to be paid by Publicis S.A. will be established within 60 days of True North's requesting an appraisal by a panel consisting of three globally-recognized investment banks. One of


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            said banks shall be appointed by Publicis, one by True North and the third shall be agreed and appointed by the two banks previously selected by each of the parties.

            For the remaining shares held by True North (6.5 per cent) in Publicis Communication, a put and call option exercisable at any time up to March 31, 1999 will be granted to True North and Publicis respectively at a price that would result from the application of the following formula for determining the total value of Publicis
            Communication: the sum of (1) the average of (a) 60 per cent of the revenue for the immediately preceding two full calendar years and
            (b) eleven times net income (after tax and before goodwill amortization) for the immediately preceding two full calendar years and (2) net tangible assets (net equity less intangible assets).

     13. Both parties agree to continue their collaboration by entering into an agreement to service their respective clients in the countries where either of the parties is not yet established. This agreement will have a three-year term, and will be renewable by either party for one additional three-year term.

     14. Those clients of one of the parties handled by the other party in the prior "spheres of influence" under the Alliance, will be transferred to the party having the worldwide agreement with the clients concerned. Such transfer will be effected as promptly as possible after the relevant party has at its disposal agencies capable of serving the transferred clients. The relevant employees will be given the opportunity to move to the other agency.

     15. The two parties agree to explore the possibility of creating a common media-buying company on a global basis or some other means of cooperating on the buying of media space worldwide, which would provide media-buying services for Publicis in the United States and for True North in Europe.


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     16.    Simultaneously with the execution of the definitive agreements, both parties agree to irrevocably terminate any adversarial proceedings between them, including any present or future litigation or arbitration which arises out of events occurring prior to the date of such definitive agreements.

     17. This Agreement is subject to the approval of the Boards of Directors of each Publicis S.A. and True North Communications Inc. No public announcement or other disclosure of this Agreement or the terms hereof will be made until the Boards of Directors of each Publicis S.A. and True North Communications Inc. shall have approved this Agreement.

     18. Except as to those public disclosures required by law, the parties shall agree in advance on any and all communication or release of information concerning this Agreement to third parties. The parties will use best efforts to coordinate and exchange in advance proposed communications required by law. After execution of this Agreement, neither party will publicly criticize the other and/or any actions taken by the other party.

    19. Due to the complexities of the transactions contemplated in this Agreement it is not possible at this time for the parties to prepare and execute the definitive documentation concerning all the agreements set forth herein. The parties understand and agree that the transactions referred to herein are mutually dependent on each other and that certain of such transactions will require the execution of definitive legal documents. The parties intend, nonetheless, that (x) the agreements set forth in paragraphs 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 17, 18, 21, 22, and 24 hereof shall constitute binding legally enforceable agreements of each of Publicis and True North, and (y) that the definitive legal documents will be negotiated in good faith and will be based on the agreed principles set forth herein.

     20. The parties acknowledge and agree that the transactions contemplated by paragraphs 3, 6, 7, 8, 9 and 10(a) of this Agreement shall, to the extent


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            practicable, be consummated simultaneously. If such transactions cannot reasonably be completed contemporaneously, the parties agree that they will enter into escrow or other similar arrangements intended to effect a simultaneous closing.

     21. So long as True North is a 10 per cent or greater stockholder of Publicis Communication any significant transactions effected by Publicis Communication shall be on an arm's length basis, except for the merger or other combination of Publicis-FCB Europe and Publicis Communication.

            As soon as practicable, but no later than sixty days after execution of the definitive documentation concerning the agreements set forth herein, as long as True North owns 10 percent or more of Publicis Communication, and before any transaction to transfer Publicis S.A. agencies to Publicis Communication, Publicis Communication will have three members of its Board of Directors who have no prior significant relationship with Publicis, True North or the directors or senior officers of either. Publicis Communication will consult with True North prior to the appointment of the three independent directors. A majority of the three independent directors must approve any transaction (other than those specifically contemplated by this Agreement) of Publicis Communication, including transactions with Publicis S.A. or affiliates of Publicis S.A. that a majority of them deem significant.

            A party owning 18 per cent or more of the outstanding voting stock of the other party shall be entitled to be represented on the board of the other party under circumstances that recognize that each may have information that should be kept confidential from the other.

     22. With respect to any transaction preceding the completion of the initial public offering, concerning the acquisition by Publicis Communication of any entity or interest therein presently owned by Publicis S.A. or acquired


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            by Publicis S.A. before the formation of the entity combining
            Publicis-FCB Europe and Publicis Communication, True North shall have the right to maintain its 26.5 per cent interest in such entity by contributing 26.5 per cent of Publicis Communication's actual cost of any such acquisitions financed through the issuance of Publicis Communication stock by purchasing Publicis Communication stock for cash on the same valuation basis as in the transaction that resulted in the dilution of such 26.5 per cent interest.

     23. It is the parties' understanding that the concurrence of a client to a transfer of its account from one agency to another is the way the advertising business works (and it is parties' assumption that neither party will attempt to obstruct such concurrence).

     24. For a period of three years after the signing of the definitive documentation concerning the agreements set forth herein, as long as Publicis owns 10 per cent or more of True North's stock, Publicis, within 30 days after receiving a written request from True North, will furnish True North with a pooling letter, in a conventional form, and, if reasonably requested, will take such other action in support of the transaction (other than a commitment to vote for the transaction) as would be customary with respect to an acquisition or other similar business transaction in which True North may participate, provided that the pooling letter may be withdrawn if any of the following conditions is not met within ninety days after the pooling letter has been furnished:

            (a) True North has obtained a fairness opinion from a nationally-recognized investment bank with regard to the contemplated transaction;

            (b) A majority of the outside directors of True North has voted to approve the terms and conditions of the contemplated transaction; and

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            (c)  True North has obtained pooling letters (or similar action) by all other non-deminimis affiliates of True North.

Not later than ninety days after Publicis has furnished the pooling letter, True North shall call a meeting of the True North shareholders, to be held within a further sixty days, to vote on the contemplated transaction. If a majority vote of the outstanding shares of True North in favor of the contemplated transaction is not obtained at such meeting, Publicis may withdraw its pooling letter.

The obligation of Publicis to furnish a pooling letter pursuant to this paragraph shall expire at the end of the earlier of (a) True North's successful completion of a significant transaction involving the pooling method of accounting or (b) three years after the signing of the definitive documentation concerning the agreements set forth herein.


       TRUE NORTH COMMUNICATIONS INC.                 PUBLICIS S.A.


      By:   /s/ Bruce Mason                           By:   /s/ Maurice Levy
         ------------------------                        -----------------------
            Bruce Mason                                     Maurice Levy



      By:   /s/ Stephen T. Vehslage
         -------------------------------
            Stephen T. Vehslage


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